Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Nine months ended September 30,	2012
Earnings:
Loss from continuing operations before income taxes	$(76)
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(85)
Fixed charges added to earnings	401
Distributed income of less than 50 percent-owned persons	82
Amortization of capitalized interest:
Consolidated	33
Proportionate share of 50 percent-owned persons	—

Total earnings	$355

Fixed Charges:

Interest expense:
Consolidated	$370
Proportionate share of 50 percent-owned persons	—

$370

Amount representative of the interest factor in rents:
Consolidated	$31
Proportionate share of 50 percent-owned persons	—

$31

Fixed charges added to earnings	$401

Interest capitalized:
Consolidated	$70
Proportionate share of 50 percent-owned persons	—

$70

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$471

Ratio of earnings to fixed charges	(A )

(A)	For the nine months ended September 30, 2012, there was a deficiency in earnings of $116 to cover total fixed charges.